October 5, 2016

VIA EDGAR AND EMAIL

Ms. Tonya K. Aldave

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Japan International Cooperation Agency

Registration Statement under Schedule B

Filed on October 5, 2016

File No. 333-213968

Dear Ms. Aldave:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Daiwa Capital Markets Europe Limited, as the representatives of the several underwriters of the offering pursuant to the above-referenced Registration Statement under Schedule B (the “Registration Statement”), hereby join in the request of Japan International Cooperation Agency and Japan that the effective date of the Registration Statement, be accelerated so that the Registration Statement becomes effective at 4:00 p.m. (Eastern time) on October 5, 2016 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we wish to advise you that PDF versions of the preliminary prospectus included in the Registration Statement have been distributed on October 5, 2016 to us, the undersigned, as the underwriters anticipated to participate in the offering.

In connection with the preliminary prospectus distribution, we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. This acceleration request may be signed in counterparts.

Very truly yours,

Barclays Bank PLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Daiwa Capital Markets Europe Limited

as representatives of the several underwriters

Barclays Bank PLC

By:	/s/ Wong Tse Kay Michael
	Name:	Wong Tse Kay Michael
	Title:	Authorised Signatory

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Andrew Karp
	Name:	Andrew Karp
	Title:	Managing Director

Daiwa Capital Markets Europe Limited

By:	/s/ J.R. Walsh
	Name:	J.R. Walsh
	Title:	Co-Head Syndicate

[Signature Page to Underwriters’ Acceleration Request]